UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                               SOURCE MEDIA, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
                         -------------------------------
                         (Title of Class of Securities)

                                  836153-30-40
                                 --------------
                                 (CUSIP Number)

                               Michael S. Willner
                      Insight Communications Company, Inc.
                              126 East 56th Street
                               New York, NY 10022
                                  212-371-2266
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 17, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box{ } .

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D

  ----------------------------------- ----------- --------------------------
  CUSIP No.         836153-30-40                        Page 2 of 12
  ----------------------------------- ----------- --------------------------


------- ------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF            Insight Interactive, LLC
        ABOVE PERSON
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) { }

                                                                         (b){ }

                                                                  Not Applicable

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
3                    SEC USE ONLY
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
4                    SOURCE OF FUNDS                                      AF
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
5                    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                      PURSUANT TO ITEMS 2(d) or 2(e) { }

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
6                    CITIZENSHIP OR PLACE OF ORGANIZATION               Delaware
------- ------------------------------------------------------------------------
------- -------- ---------------------------------------------------------------
         NUMBER OF    7        SOLE VOTING POWER
         SHARES                5,438,891 shares of BENEFICIALLY Common Stock;
         OWNED BY              See Item 1, 3-5.
         EACH
         REPORTING
         PERSON
         WITH

---------------------------- -------- ------------------------------------------
---------------------------- -------- ------------------------------------------
                      8        SHARED VOTING POWER
                                                      0
---------------------------- -------- ------------------------------------------
---------------------------- -------- ------------------------------------------
                      9        SOLE DISPOSITIVE POWER
                                                      5,438,891 shares of
                                                      Common Stock; See Item 1,
                                                      3-5.
---------------------------- -------- ------------------------------------------
---------------------------- -------- ------------------------------------------
                      10       SHARED DISPOSITIVE POWER
                                                       0
--------------------  ----------------------------------------------------------
--------------------  ----------------------------------------------------------
11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     5,438,891 shares consisting of (i) 842,105 shares of Common
                     Stock, and (ii) a presently exercisable Warrant to purchase an additional  4,596,786  shares of Common Stock. See Items
                     1, 3-5.
-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                      CERTAIN SHARES
                                           { } Not Applicable
--------------------------------------------------------------------------------

-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     28.5%

                     The shares of Common Stock held by the Reporting Person represent approximately 28.5% of the outstanding Common Stock of the Company, calculated in accordance with Rule 13d-3 (which requires the Reporting Person (i) to assume the exercise and conversion of the Warrant held by Reporting Person and (ii) to disregard all outstanding shares of Common Stock represented by Warrants held by third parties). See Items 1-5.


-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
14                   TYPE OF REPORTING PERSON                    OO
-------------------- -----------------------------------------------------------

  ------------------------------ ----------- --------------------------
  CUSIP No.         836153-30-40                      Page 4 of 12
  ------------------------------ ----------- --------------------------


------- ------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. O  S.S OR I.R.S. IDENTIFICATION NO. OF  Insight Communications
        ABOVE PERSON                                 Company, Inc.
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) { }

                                                                         (b){ }

                                                                  Not applicable
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
3       SEC USE ONLY
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS                                      WC
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e) r
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION                Delaware
------- ------------------------------------------------------------------------
------- -------- ---------------------------------------------------------------
         NUMBER OF           7        SOLE VOTING POWER
         SHARES                       5,438,891 shares of Common Stock; See Item
         BENEFICIALLY                 1, 3-5.0
         OWNED BY
         EACH
         REPORTING
         PERSON
         WITH

---------------------------- -------- ------------------------------------------
---------------------------- -------- ------------------------------------------
                             8        SHARED VOTING POWER
                                                            0
---------------------------- -------- ------------------------------------------
---------------------------- -------- ------------------------------------------
                             9        SOLE DISPOSITIVE POWER
                                                            5,438,891 shares of
                                                            Common Stock; See
                                                            Item 1, 3-5.
---------------------------- -------- ------------------------------------------
---------------------------- -------- ------------------------------------------
                             10       SHARED DISPOSITIVE POWER
                                                            0
---------------------------- -------- ------------------------------------------
-------------------- -----------------------------------------------------------
11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     5,438,891  shares  consisting of (i) 842,105  shares Common
                     Stock, and (ii) a presently exercisable Warrant to purchase an additional  4,596,786  shares of Common Stock. See Items
                     1, 3-5
-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                      CERTAIN SHARES
                                        { } Not Applicable

-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     28.5%

                     The shares of Common Stock held by the Reporting Person represents approximately 28.5% of the outstanding Common Stock of the Company, calculated in accordance with Rule 13d-3 (which requires the Reporting Person (i) to assume the exercise and conversion of the Warrant held by Reporting Person and (ii) to disregard all outstanding shares of Common Stock represented by Warrants held by third parties). See Items 1-5.


-------------------- -----------------------------------------------------------
-------------------- -----------------------------------------------------------
14                   TYPE OF REPORTING PERSON                    CO
-------------------- -----------------------------------------------------------

INTRODUCTION

         This report on Schedule 13D (this "Report") is being jointly filed by Insight Interactive, LLC, a Delaware limited liability company ("Interactive"), and Insight Communications Company, Inc., a Delaware corporation ("Communications," and with Interactive, the "Reporting Persons").

ITEM 1.  Security and Issuer.

         This Report relates to the Common Stock, $.001 par value ("Common Stock"), of Source Media, Inc., a Delaware corporation (the "Issuer," the "Company", or "Source").

         The principal executive offices of the Company are located at 5400 LBJ Freeway, Suite 680, Dallas, Texas 75240.

         Pursuant to Rule 13d-3 promulgated under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), this Report relates to the shares of Common Stock issued by Source, which are (i) held by Interactive and (ii) issuable upon exercise of a Warrant held by Interactive (all such securities are collectively referred to in this Report as the "Securities"). The Securities beneficially owned by the Reporting Persons were acquired pursuant to the Common Stock and Warrants Purchase Agreement, dated as of July 29, 1999, by and between Source and Interactive (the "Purchase Agreement"), incorporated by reference as
Exhibit 10.1, and pursuant the Stock Purchase Warrant, dated as of November 17, 1999 (the "Warrant"), attached hereto as Exhibit 10.2.

         The Warrant is presently exercisable for 4,596,786 shares of Common Stock and the exercisable price per share is $20; provided, however, that until
(a) April 1, 2004, Interactive may exercise only such portion of the Warrant that would entitle Interactive to own up to forty-five percent (45%) of the Common Stock of Source, on a fully diluted basis and (b) June 24, 2000, Interactive may exercise only such portion of the Warrant that would entitle Interactive to own up to 24.99% of the outstanding Common Stock of Source. The Warrant also contains antidilution provisions designed to insure appropriate adjustment to the exercisable price and/or the number of Warrant shares to be acquired in the event of future issuances of capital stock or securities into which the Warrant may ultimately be converted.

         The summary descriptions contained in this Report of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents filed as Exhibits hereto.

ITEM 2.  Identity and Background.

         This  Report  is  being  filed  jointly  by  the   Reporting   Persons.
Interactive is a Delaware limited liability company. Communications is a Delaware corporation. The principal business of Interactive is to serve as a holding company for the Securities. The principal business of Communications is operating and managing cable television systems serving approximately one million customers in Indiana, Kentucky, Ohio, Illinois, California and Georgia. Communications operates a clustered set of cable systems that allow it to offer its customers an array of entertainment, information and telecommunication services on a bundled basis. The principal office and business address of the Reporting Persons is 126 East 56th Street, New York, NY 10022.

         The following information concerning the directors and executive officers of the Reporting Persons is set forth on Exhibit 99.1 attached hereto:

           (i)    name;

          (ii)    residence or business address; and

         (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

         During the last five years, to the best knowledge of the persons filing this Report, none of the Reporting Person or any of their respective executive officers or directors has been convicted in any criminal proceedings (excluding traffic violations and similar misdemeanors).

         During the last five years, to the best knowledge of the persons filing this Report, none of the Reporting Persons or any of their respective executive officers or directors has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which it, he or she was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         To the best knowledge of the persons filing this Report, all of the individuals listed on Exhibit 99.1 are citizens of the United States of America.

         The filing of this Report shall not constitute an admission by any of the Reporting Persons that such parties are the beneficial owners of the Securities or that the Reporting Persons are acting as or otherwise constitute a "group" for purposes of Rule 13d-5.

         ITEM 3.  Source and Amount of Funds or Other Consideration.

         The consideration paid by Interactive for the 842,105 shares of Common Stock was $12,000,000 and the consideration paid by Interactive for the Warrant to purchase 4,596,786 shares of Common Stock was $10.00 and other good and valuable consideration. Communications contributed this capital to Interactive. The source of these funds was Communications' working capital.

         ITEM 4.  Purpose of Transaction.

         The purpose of the acquisition of the Common Stock was to facilitate a joint venture ("NewCo, LLC") between the Reporting Persons and Source.
Interactive, a wholly-owned subsidiary of Communications, entered into a Contribution Agreement, by and among Interactive, Source, and NewCo, LLC, dated as of July 29, 1999 (the "Contribution Agreement"), incorporated by reference as
Exhibit 10.3, providing for the creation of NewCo, LLC. Pursuant to the terms of the Contribution Agreement, Source contributed its virtual Modem 28 software, the Interactive Channel's grid-less, server-based navigator, SourceGroup, local Source television content and will manage the operations of NewCo, LLC. The Reporting Persons provided $13 million in equity financing to NewCo, LLC. Source and Interactive each own 50% of NewCo, LLC. The summary descriptions of Contribution Agreement described herein do not purport to be complete and are qualified by their entirety by reference to the text of the document which has been attached as an Exhibit to this Report.

         Pursuant to the Purchase Agreement, Source amended its Bylaws on November 17, 1999, and created through a Certificate of Designations for Non-Participating Preferred Stock, attached hereto as Exhibit 10.4, a new class of stock, consisting of one share of Non-Participating Preferred Stock, par value $0.001 per share ("Preferred Stock"). The Preferred Stock was issued to Interactive for no additional consideration. As the holder of the Preferred Stock, Interactive has no voting rights but is entitled to designate a number of voting members of the Board of Directors ("Board") of Source in accordance with the following schedule:

    Number of Board Seats             Number of Board Seats        Percentage of Voting Stock Owned by Interactive
Appointed by Interactive on 7    Appointed by Interactive on 10            on a Fully Diluted Basis
         Person Board                      Person Board
               3                                4                              15% or greater
               2                                3                           7.5% or more but less than 15%
               1                                2                           5% more or but less than 7.5%
               1                                1                           2.5% or more but less than 5%
               0                                0                            less than 2.5%











         Source's Board shall be comprised of seven (7) members or ten (10) members and Interactive is entitled to appoint the number of members set forth above based upon Interactive's stock ownership. Source may only change the number of Board members to a number other than seven (7) or ten (10) with the written consent of the Reporting Persons. The Reporting Persons currently seat three directors on the Board of Source.

         At any  time  that  Interactive  is  entitled  to at  least  one  Board
representative,   Interactive   is   entitled   to  have  at  least  one  voting
representative on each committee of the Board,  including but


                                       8

not limited to the executive committee, audit committee and compensation committee. Interactive also has the preemptive right to purchase up to its proportionate share of any new securities which Source may, from time to time, propose to sell or issue.

         Interactive acquired the Warrant for its own account, for investment purposes only, and not with a view to, or for a sale in connection with, a distribution, as that term is used in Section 2(11) of the 1933 Act, in a manner which would require registration under the 1933 Act or any state securities laws.

         The Reporting Persons intend to continuously review their investment in the Company, and may in the future determine to (i) acquire additional securities of the Company, through open market purchases or private agreements,
(ii) dispose of all or a portion of the  Securities  they  beneficially  own, or
(iii) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the last paragraph of Item 4 of Schedule 13D. Notwithstanding anything contained herein, the Reporting Persons reserve the right to change their intentions with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting
Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the Company's business and prospects, other developments concerning the Company, the cable industry generally, other business opportunities available to the Reporting Persons, other developments with respect to the businesses of the Reporting Persons, general economic conditions and money and stock market conditions, including the market price of the Common Stock.

         The summary descriptions of certain provisions described herein do not purport to be complete and are qualified by their entirety by reference to the text of such documents which have been filed by Reference as Exhibits to this Report.

ITEM 5.  Interests in Securities of the Issuer.

         Interactive currently holds 842,105 shares of Common Stock and a presently exercisable Warrant, entitling it to purchase 4,596,786 shares of Common Stock; provided, however, that until (a) April 1, 2004, Interactive may exercise only such portion of the Warrant that would entitle Interactive to own up to forty-five percent (45%) of the Common Stock of Source, on a fully diluted basis and (b) June 24, 2000, Interactive may exercise only such portion of the Warrant that would entitle Interactive to own up to 24.99% of the outstanding
Common Stock of Source. As a result, Interactive may be deemed to beneficially own up to 5,438,891 shares of Common Stock. As the sole member of Interactive, Communications may be deemed to beneficially own all of the Common Stock that Interactive is deemed to beneficially own. Such shares represent approximately
28.5% of the outstanding Common Stock,  calculated in accordance with Rule 13d-3
(which requires the Reporting Person to (i) assume the exercise and conversion of the Warrant held by Reporting Person and (ii) to disregard all outstanding shares of


                                       9

Common Stock represented by Warrants held by third parties). Since each share of Common Stock is entitled to one vote, such shares represent approximately
28.5% of the voting power in Source.

         As described in Item 4, the Reporting  Persons own 1 share of Preferred
Stock. The Preferred Stock is non-convertible and does not include voting rights. In accordance with 13d-1(i), this share is not included in the calculation of the Reporting Persons ownership because it is not an equity security for the purpose of Schedule 13D.

         The foregoing amounts exclude shares of Common Stock held by executive officers and directors of the Reporting Persons, if any. The Reporting Persons disclaim beneficial ownership of any such shares held by such officers and directors.

ITEM 6.  Contracts, Arrangements, Understandings or Relationships with
                  Respect to Securities of the Issuer.

         The information set forth in Items 1 and 4 of the Report is hereby incorporated by reference herein.

         The summary descriptions of certain provisions described herein do not purport to be complete and are qualified by their entirety by reference to the text of such documents which have been filed by Reference as Exhibits to this Report.

ITEM 7.  Material to be filed as Exhibits.

         Exhibit 10.1: Common Stock and Warrants Purchase Agreement, dated as of
July 29, 1999, by and between the Company and Interactive (incorporated by reference to Exhibit 2.2 of the Company's 10Q/A, dated August 26, 1999).

         Exhibit 10.2: Stock Purchase Warrant, dated as of November 17, 1999.

         Exhibit 10.3: Contribution Agreement, dated as of July 29, 1999, by and among Interactive, the Company, and NewCo, LLC (incorporated by reference to Exhibit 2.1 of the Company's 10Q/A, dated August 26, 1999).

         Exhibit 10.4: Certificate of Designations for Non-Participating
Preferred Stock

         Exhibit 10.5: Joint Filing Agreement, dated as of January 12, 2000, by and among Interactive and Communications.

         Exhibit 99.1:  Executive Officers and Directors of Interactive and
Communications.



                                       10





                                    SIGNATURE
         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                  Insight Interactive, LLC





                                  By: Insight Communications Company, Inc., its
                                      sole member

January 12, 2000
----------------                      By: /s/Kim D. Kelly
Date                                  ------------------------------------------
                                      Executive Vice President, Chief Operating
                                      and Financial Officer and Secretary



                                       11







                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    Insight Communications Company, Inc.


                                    By:/s/Kim D. Kelly
---------------                        -----------------------------------------
Date                                   Kim D. Kelly
                                       Executive Vice President, Chief Operating

                                       and Financial Officer and Secretary


                                       12